HellerEhrman

November 4, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding Corporate Presentation 2005, dated October 14, 2005, published (in English language) on the SGX public website;

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/08

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	14-Oct-2005 17:54:34
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CORPORATE PRESENTATION 2005
Description	Please refer to the attached.
Attachments:	ChinaCastCorporatePresentation2005.pdf Total size = **1060K** (2048K size limit recommended)

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Announcement Submission : Acknowledgement Page

Dear **ANTONIO SENA** ,

Your announcement has been digitally signed and broadcast successfully.

Announcement Details :

Announcement Reference Number	**00050**
Broadcast Status	PUBLISHED
Broadcast Date & Time	14-Oct-2005 17:54:34
Submission Date & Time	14-Oct-2005 17:53:33
Company Name	CHINACAST COMM HLDGS LTD
Announcement Title	MISCELLANEOUS :: CORPORATE PRESENTATION 2005
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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ChinaCast

China's Leading E-Learning Services and Educational Content Provider

October 2005

双威 ChinaCast

Corporate Overview

- Established in 1999 by HK-listed Technology Venture Holdings and Chairman Yin Jian Ping to provide nationwide broadband internet services using satellite technology
  - Headquartered in Beijing, with offices in Shanghai, Hong Kong and Singapore; over 160 employees
  - Strategic investors include Hughes Network Systems (US) and Intel Capital (US)
- Focus on the fast growing PRC education service industry to capitalize on:
  - New government regulations in what had recently been a highly regulated, highly controlled market – open only to Chinese nationals
  - The availability of readily available content
  - The development of a nationwide broadband network and payment collection infrastructure
- Profitable since FY2002, with FY2004 revenues of RMB141M*(US$17.6M) and net profit of RMB50.7M*(US$5.1M) under combined accounts filed in Singapore Stock Exchange
  - Strong balance sheet with $44M cash and no debt, prior to GWAQ transaction
- Raised US$30M via IPO on Singapore Stock Exchange, May 2004

* Results as reported in Singapore and prepared in accordance with International Accounting Standards "IAS" not GAAP

双威 ChinaCast

Unique Investment Considerations

- Leading provider of e-learning services and content in the world's largest and fastest growing education market
  - First mover advantage, leading market share with over 20 universities signed
  - Delivering educational content services to over 8,000 K-12 schools, government agencies and corporate office locations
  - Recent growth driven from roll-out of distance learning solutions; currently educating over 106,000 higher education students from 20 universities
- Satellite, ISP and ICP operating licenses are now difficult to obtain
  - Education companies do NOT have nationwide telecom licenses and telecom companies do NOT have the education partnerships - ChinaCast has both.
- Highly scalable, capital efficient, recurring revenue business model

双威 ChinaCast

Management Team Has Extensive Experience Working With Public Shareholders; Recognizes the Importance of Corporate Governance and Shareholder Values

Yin Jian Ping	Chairman and President	Tibet Finance Ministry
Ron Chan	Chief Executive Officer	TVH Founder, Unisys
Li Wei	Chief Operations Officer	Orient Satellite
Tony Sena	Chief Finance Officer	Fujitsu
David Sun	Chief Technology Officer	Gilat
Michael Santos	VP, Strategic Bus. Dev.	Hughes
Jim Ma	VP, Corporate Finance	Lippo Securities
Liu Baoqian	VP, Higher Education Sector	China Online
Jones Chen	VP, Enterprise Sector	Hughes
Wang Li Ping	VP, Government Sector	China Radio

双威 ChinaCast

China Education Market Opportunity

- Largest in the world with over 750,000 primary and secondary schools, 280 million students and 10 million teachers
  - In addition, it is estimated that over 700m workers will require annual continuing/career education to improve their job skills.
- Total annual government spending on education will reach US$90B by 2005.
  - This represents only 3.2% of GDP; developed countries spend an average of 5.4% of GDP on education
  - The PRC will increase spending to 4.5% of GDP over the next 3 years which will increase spending to approximately US$135B
- Spending will focus on the postsecondary market because insufficient infrastructure prevents roughly 90% of eligible students from attending college.

Post Secondary Enrollment
(millions of students)


32
30
28
26
24
22
20
18
16
14
12
10
8
2001
2002
2003
2004
2005P
2006P
US
China

•US Dept. of Education, PRC Min. of Education

双威 ChinaCast

China Education Market Opportunity

- E-learning is well suited to the PRC as it has high internet growth and is quickly shifting *from an elite education system to a mass education system.*

- The government is now encouraging private investment. Private schools are growing rapidly but lack professional management and quality curriculum – *creating an opportunity for high quality, for profit education.*



Investment in E-Learning in China
US$M
$2,400
$2,000
$1,600
$1,200
$800
$400
$0
$352
$636
$1,029
$1,529
$2,356
2001
2002
2003P
2004P
2005P



# of Private Schools
% of Private to Public Schools
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
8%
7%
6%
5%
4%
3%
2%
1%
0%
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Source: CERNET, China Education Year Book

ChinaCast Nationwide E-Learning Network

- Leading provider of distance learning solutions, education content and enterprise networking services in China



UP TO 256 Mbps
DDN 34 Mbps
INTERNET
BRANCH OFFICE
REMOTE CLASSROOM
SOFTWARE APPLICATIONS
COURSEWARE

Products and Services

Our Proprietary E-Learning Platform, Nationwide Broadband Access Network and Ability to Generate Educational Content Uniquely Addresses Our Customer's Requirements

- E-Learning Services
  - **University Distance Learning Solutions**
  - **Government and Corporate Training Solutions**
  - **Nationwide broadband network, e-Learning platform, education software applications and system integration services**
- Educational Content
  - **K-12 Educational Content Solutions**
  - **Teacher.com.cn Teacher Training Portal**
  - **IT, Business, English and Vocational Training Multimedia Content**

双威 ChinaCast

Our Interactive Distance Learning Software Platform

Live Video

Attendance Monitoring



双威通讯网络有限公司
远程教学系统解决方案
DirecPC is a service, both for Information

Course Material/ White Board

Instant Messaging/ IP Voice

Over 106,000 university users; 30 channels broadcast per day

双威 ChinaCast

K-12 and Vocational Multimedia Education Content



双威华教卫星宽频互动教育资源系统
客户服务中心：8008101177
小三数学>笔算乘法（二）>媒体素材（FLASH）
小六语文>为人民服务>教学指导
小一语文>邓小平爷爷植树>媒体素材
小二数学>表内除法一（除法的初步认识）>媒体素材
小三数学>笔算乘法（二）>媒体素材（FLASH）
请在投课前半小时开机
播出目录
高中
初中
小学
播出目录 | 产品介绍 | 用户指南 | 节目预告 | 常见问题解答 | 用户反馈
退出

Over 1,000 GB Database of Training Content - Online Subscriptions to over 8,000 Schools

双威 ChinaCast

www.teacher.com.cn
Continuing Education Training Portal


全国中小学教师继续教育网
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学历教育
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2005-03-03
教育部远程教师非学历培训试点专栏
[工作进展] [相关政策] [地方文件] [经验汇编] [相关资料]
河南省教育厅转发教育部师范司关于支持“全国中小学继续教育网”开展远程中小学教师非学历培训试点工作通知
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体育艺术类课程将有新标准 [2005.03.03]
宁波一小学首创“教育议事会” [2005.03.03]
洁镇市出台奖励措施评选“教育名师” [2005.03.03]
吉林省今年教育工作重点将治理乱收费 [2005.03.03]
呼和浩特各中小学校开学暂缓收费 [2005.03.03]
辽宁严惩教育乱收费 [2005.03.03]
长沙：力争两年内义务教育全免费 [2005.03.03]
乌鲁木齐“捐一日工资”助学 [2005.03.03]
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Over 40,000 Teachers Subscribed

双威 ChinaCast

Customer List

- **University Customers**
  - Beijing Aerospace and Aeronautics University
  - Peking University – School of Pharmaceutical Science
  - China Medical University
  - Southwest Normal University
  - Northeast Agriculture University
  - Sha'anxi Normal University
  - Beijing Science & Technology University
  - Northeast Normal University
  - Northwest Polytechnic University
  - Hunan University of Science & Technology
  - Xian Jiaotong University
  - Harbin Industrial University
  - Xian Electronic Technology University
  - Lanzhou University
  - Northwest University
  - China Southern Normal University
  - University of Maryland Smith School of Business
  - Canadian Institute of Business and Technology

- **Government/Enterprise**
  - Ministry of Labor and Social Welfare
  - China Coal Industry Association
  - Beijing Great Wall IT School
  - Beijing Fulade Mgmt Training School
  - Dell English School
  - Taikang Insurance
  - Hunan Postal Authority
  - Liaoning Power
  - Chongqing Coal

- **K-12 Customers**
  - Beida Middle School
  - Hunan Provincial Education Dept.
  - Heibei Provincial Education Dept.
  - Teacher.com.cn
  - Middle China Normal University High School
  - Ankang Children's Foundation

双威 ChinaCast

Distance Learning Services Driving Near Term Growth

Year End	2004	Quarter end 6/05	Include THTF
Total # Universities with MOE E-Learning Degree Approval	68	68	68
CCHL Under Contract	15	15	20
CCHL Under Revenue	8	10	16
# E-Learning Students Enrolled	82,000	86,000	106,000*

- In 2004, the PRC Ministry of Education had authorized 68 universities (out of 1,530 total) to provide distance learning degree programs (from 42 universities in 2003)

* Based on adding Tsinghua Tongfang's 5 universities and 20,000 students as previously announced.

双威 ChinaCast

ChinaCast Distance Learning University Student Enrollment Growth


No. of Students
120,000
100,000
80,000
60,000
40,000
20,000
0
110% CAGR
2002
2003
2004
2005 Q2

双威 ChinaCast

Case Study: Beijing University of Aeronautics & Astronautics (Beihang)

- Beihang is one of the top 10 universities with 36,000 resident students and 20,000 E-Learning students
  - E-Learning courses include law, accounting, IT, management, commerce and marketing
- ChinaCast has JV with Beihang to provide e-learning infrastructure, operations and capital support while Beihang provides education resources
  - ChinaCast receives revenue split of 20% of each e-learning student's tuition fee
  - Currently over 20,000 E-Learning students in 120 remote classrooms

Beihang E-Learning Student Growth


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006P
2007P
2008P

双威
ChinaCast

Key Financial Highlights

- Note following numbers are combined financial information filed in SGX NOT US GAAP

双威 ChinaCast

Strong Financial Growth



RMB million
200
150
100
50
0
-50
66.0%
64.0%
62.0%
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
FY 2001
FY 2002
FY 2003
FY 2004
Profit
Revenue
Gross Margin

* Results per IAS, not US GAAP

双威 ChinaCast

Growth Strategy

- Achieve high annual revenue growth by strengthening existing business units
  - Superior execution in marketing and student retention
  - Leverage existing relationships to expand nationwide network of classrooms and curriculum

- Strategic acquisitions, especially in traditional (i.e. bricks and mortar) schools, e-learning technology and international content partnerships
  - Build largest for profit traditional and e-learning company with special focus on the post-secondary consumer education market:
    - English Training ($2B in 2004, 30% growth)*
    - IT Training ($600M in 2004, 40% growth)**
    - Business Skills Training ($1.1B in 2004, 30% growth)*

* CCID Research
** IDC Research

双威 ChinaCast


It's a big country – someone has to educate it!
Thank You
Q & A
双威
ChinaCast